Exhibit 21 - Subsidiaries of the Registrant

Subsidiary corporations serving as general partners or managers of limited liability entities are listed with those entities.

Name of Subsidiary                        Type of entity          Jurisdiction
                                                                 of organization

Ridgewood/Providence Power Partners, L.P.  limited partnership      Delaware
Ridgewood/Providence Corporation           corporation              Delaware

Ridgewood/Maine Hydro Partners, L.P.       limited partnership      Delaware*
Ridgewood Maine Hydro Corporation          corporation              Delaware*

Ridgewood Pump Services Partners IV, L.P.  limited partnership      Delaware
Ridgewood Pump Services IV Corporation     corporation              Delaware

Ridgewood Maine, L.L.C.                    limited liability co.    Delaware*

*50% owned by Registrant and 50% owned by Ridgewood Power V.